Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2021 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - February 14, 2022) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three months and year ended December 31, 2021. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock.
Results for the three months ended December 31, 2021 and 2020
For the three months ended December 31, 2021, the Company had a net loss of $46.0 million, or $0.83 basic and diluted loss per share.
For the three months ended December 31, 2021, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $43.7 million, or $0.79 basic and diluted loss per share, which excludes from the net loss a $2.3 million, or $0.04 per basic and diluted share, write-off of deferred financing fees and unamortized fair value discounts on credit facilities that were refinanced during the period.
For the three months ended December 31, 2020, the Company had a net loss of $76.3 million, or $1.41 basic and diluted loss per share.
For the three months ended December 31, 2020, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $56.6 million, or $1.04 basic and diluted loss per share, which excludes from the net loss (i) $2.8 million, or $0.05 per basic and diluted share, of losses recorded on the extinguishment of debt during the period, which resulted from the refinancing of certain credit facilities and lease financing arrangements, and (ii) impairment charges of $16.8 million, or $0.31 per basic and diluted share.
Results for the year ended December 31, 2021 and 2020
For the year ended December 31, 2021, the Company had a net loss of $234.4 million, or $4.28 basic and diluted loss per share.
For the year ended December 31, 2021, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $228.2 million, or $4.17 basic and diluted loss per share, which excludes from the net loss (i) a $2.9 million, or $0.05 per basic and diluted share, gain recorded as part of the refinancing of the lease financing for five vessels, (ii) $5.5 million, or $0.10 per basic and diluted share, of aggregate losses recorded on the March 2021 and June 2021 transactions to exchange the Company's existing Convertible Notes due 2022 for new Convertible Notes due 2025, and (iii) a $3.6 million, or $0.07 per basic and diluted share, write-off of deferred financing fees related to the refinancing of certain credit facilities.
For the year ended December 31, 2020, the Company had net income of $94.1 million, or $1.72 basic and $1.67 diluted earnings per share.
For the year ended December 31, 2020, the Company had adjusted net income (see Non-IFRS Measures section below) of $114.0 million, or $2.09 basic and $2.02 diluted earnings per share, which excludes from net income (i) a $1.0 million, or $0.02 per basic and diluted share, gain recorded on the Company’s repurchase of its Convertible Notes due 2022 during the third quarter of 2020, (ii) $4.1 million, or $0.07 per basic and diluted share, of losses recorded on the extinguishment of debt during the year, which resulted from the refinancing of certain credit facilities and lease financing arrangements, and (iii) impairment charges of $16.8 million, or $0.31 per basic and $0.30 per diluted share.
Declaration of Dividend
On February 11, 2022, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about March 15, 2022 to all shareholders of record as of March 2, 2022 (the record date). As of February 11, 2022, there were 58,369,516 common shares of the Company outstanding.
Summary of Fourth Quarter and Other Recent Significant Events
•In January 2022, the Company entered into agreements to sell two MRs (2013 built STI Fontvieille and 2019 built STI Majestic) and 12 LR1s. The sales prices of STI Fontvieille, STI Majestic, and the 12 LR1s are $23.5 million, $34.9 million, and $413.8 million, respectively, and the Company is expected to raise additional liquidity of approximately $189 million from these transactions. These sales have not closed yet as of the date of this press release, but are expected to close in the first and second quarters of 2022.

•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters in the pools (excluding voyages outside of the pools) for the Company's vessels thus far in the first quarter of 2022 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Total
Pool	Average daily TCE revenue	% of Days
LR2	$13,900	51%
LR1	$12,750	60%
MR	$13,750	53%
Handymax	$14,200	53%

•Below is a summary of the average daily TCE revenue earned by the Company's vessels in each of the pools (excluding voyages outside of the pools) during the fourth quarter of 2021:

Pool	Average daily TCE revenue
LR2	$13,982
LR1	$14,145
MR	$11,597
Handymax	$12,069

•During the fourth quarter of 2021, the Company closed on the refinancing of the outstanding debt on 10 vessels (six LR2s, two LR1s, and two Handymax vessels), raising $74.3 million in aggregate new liquidity.
•The Company has received a commitment to refinance the existing indebtedness on two LR2s and two MRs, which is expected to raise $27.0 million in aggregate new liquidity (after the repayment of existing debt). These refinancings are expected to close before the end of the second quarter of 2022.
•The Company also has $14.8 million of additional liquidity available from previously announced financings that have been committed. These drawdowns are expected to occur at varying points in the future as these financings are tied to scrubber installations on the Company’s vessels.
•In January 2021, the Company entered into a note distribution agreement with B. Riley Securities, Inc., as sales agent, pursuant to which the Company may offer and sell, from time to time, up to $75.0 million of additional aggregate principal amount of its 7.00% Senior Unsecured Notes due 2025 (the "Senior Notes due 2025"). Since October 1, 2021 and through the date of this press release, the Company issued $2.3 million ($1.9 million in the fourth quarter of 2021) aggregate principal amount of additional Senior Notes due 2025 for aggregate net proceeds (net of sales agent commissions and offering expenses) of $2.2 million ($1.9 million in the fourth quarter of 2021). There is $32.6 million of remaining availability under this program as of February 11, 2022.
•The Company has $225.8 million in cash and cash equivalents as of February 11, 2022.

Sales of Vessels
In January 2022, the Company entered into agreements with unrelated third parties to sell two MRs (2013 built STI Fontvieille and 2019 built STI Majestic) and 12 LR1s. The sales prices of STI Fontvieille, STI Majestic, and the 12 LR1s are $23.5 million, $34.9 million, and $413.8 million, respectively. The Company is expected to raise additional liquidity of approximately $189 million after the repayment of debt and payment of estimated selling costs as a result of these transactions. The Company is also expected to record an aggregate loss of approximately $48.0 million during the first quarter of 2022 relating to these sales. These sales have not closed yet as of the date of this press release, but are expected to close in the first and second quarters of 2022.
Diluted Weighted Number of Shares
The computation of earnings or loss per share is determined by taking into consideration the potentially dilutive shares arising from (i) the Company’s equity incentive plan, and (ii) the Company’s Convertible Notes due 2022 and Convertible Notes due 2025. These potentially dilutive shares are excluded from the computation of earnings or loss per share to the extent they are anti-dilutive.
The impact of the Convertible Notes due 2022 and Convertible Notes due 2025 on earnings or loss per share is computed using the if-converted method. Under this method, the Company first includes the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan, and then assumes that its Convertible Notes due 2022 and Convertible Notes due 2025, which were issued in March and June 2021 were converted into common shares at the beginning of each period. The if-converted method also assumes that the interest and non-cash amortization expense associated with these notes of $6.3 million and $20.7 million during the three months and year ended December 31, 2021, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three months and year ended December 31, 2021, the Company’s basic weighted average number of shares outstanding were 55,329,821 and 54,718,709, respectively. There were 56,851,751 and 56,957,396 weighted average shares outstanding including the potentially dilutive impact of restricted shares issued under the Company's equity incentive plan, for the three months and year ended December 31, 2021, respectively. There were 64,135,517 and 63,175,667 weighted average shares outstanding for the three months and year ended December 31, 2021, respectively, under the if-converted method. Since the Company was in a net loss position in both periods, the potentially dilutive shares arising from both the Company’s restricted shares issued under the Company's equity incentive plan and under the if-converted method were anti-dilutive for purposes of calculating the loss per share. Accordingly, basic weighted average shares outstanding were used to calculate both basic and diluted loss per share for this period.
COVID-19
Initially, the onset of the COVID-19 pandemic in March 2020 resulted in a sharp reduction in economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates late in the first quarter of 2020 and throughout the second quarter of 2020. These market dynamics, which were driven by arbitrage trading rather than underlying consumption, led to a build-up of global oil and refined petroleum product inventories. In June 2020, as underlying oil markets stabilized and global economies began to recover, the excess inventories that built up during this period began to slowly unwind thus causing demand for the seaborne transportation of refined petroleum products to decline.
These market conditions, coupled with underlying oil consumption that has yet to reach pre-pandemic levels, have had an adverse impact on spot TCE rates throughout 2021. Nevertheless, the easing of restrictive measures and successful roll-out of vaccines in certain countries during 2021 served as a catalyst for an economic recovery in many countries throughout the world. Consequently, oil prices continue to push upward on the back of steadily increasing consumption, recently reaching highs not seen since 2014, and existing inventories of refined petroleum products have fallen below multi-year averages. Though these dynamics have set the stage for a long-term recovery, spot TCE rates have remained subdued as demand has yet to reach pre-pandemic levels.
The Company expects that the COVID-19 virus will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could continue to have a material impact on the Company's earnings, cash flow and financial condition. An estimate of the impact on the Company's results of operations and financial condition cannot be made at this time.

$250 Million Securities Repurchase Program
In September 2020, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes due 2025 (NYSE: SBBA), Convertible Notes due 2022, and Convertible Notes due 2025. No securities have been repurchased under the new program since its inception through the date of this press release.
Conference Call
The Company has scheduled a conference call on February 14, 2022 at 8:30 AM Eastern Standard Time and 2:30 PM Central European Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 8248054
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/hwaoexcc

Current Liquidity
As of February 11, 2022, the Company had $225.8 million in unrestricted cash and cash equivalents.
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber, and ballast water treatment system activity that occurred during the fourth quarter of 2021 and that is in progress as of January 1, 2022.

	Number of Vessels	Drydock	Ballast Water Treatment Systems	Scrubbers	Aggregate Costs (in millions of U.S. Dollars) (1)	Aggregate Off-hire Days in Q4 2021
Completed in the fourth quarter of 2021
LR2	2	2	—	—	$2.8	87
LR1	2	2	—	—	2.7	83
MR	—	—	—	—	—	—
Handymax	—	—	—	—	—	—
	4	4	—	—	$5.5	170

In progress as of January 1, 2022
LR2	2	2	—	—	$2.4	29
LR1	2	—	—	2	5.0	63
MR	—	—	—	—	—	—
Handymax	—	—	—	—	—	—
	4	2	—	2	$7.4	92

(1)    Aggregate costs for vessels completed in the quarter represent the total costs incurred, some of which may have been incurred in prior periods.

Set forth below are the estimated expected payments to be made for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2023 (which also include actual payments made during the first quarter of 2022 and through February 11, 2022):

In millions of U.S. dollars	As of December 31, 2021 (1) (2)

Q1 2022 - payments made through February 11, 2021	$4.4
Q1 2022 - remaining payments	11.2
Q2 2022	10.2
Q3 2022	15.6
Q4 2022	5.9
FY 2023	16.8
(1)    Includes estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.
(2)    Based upon the commitments received to date, which include the remaining availability under certain financing transactions that have been previously announced, the Company expects to raise approximately $14.8 million of aggregate additional liquidity to finance the purchase and installations of scrubbers once all of the agreements are closed and drawn.  These drawdowns are expected to occur at varying points in the future as these financings are tied to scrubber installations on the Company’s vessels.

Set forth below are the estimated expected number of vessels and estimated expected off-hire days for the Company's drydocks, ballast water treatment system installations, and scrubber installations (1):

	Q1 2022
	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	2	—	1	121
LR1	—	—	3	165
MR	1	—	—	20
Handymax	—	—	—	—

Total Q1 2022	3	—	4	306

	Q2 2022
	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	1	—	—	29
LR1	—	—	—	—
MR	1	—	1	40
Handymax	—	—	—	—

Total Q2 2022	2	—	1	69

Q3 2022
	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	—	—	—	—
LR1	—	—	—	—
MR	7	5	1	160
Handymax	—	—	—	—

Total Q3 2022	7	5	1	160

Q4 2022
	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	—	—	—	—
LR1	—	—	—	—
MR	2	—	2	80
Handymax	—	—	—	—

Total Q4 2022	2	—	2	80

FY 2023
	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	—	—	—	—
LR1	—	—	—	—
MR	6	—	6	240
Handymax	—	—	—	—

Total FY 2023	6	—	6	240

(1)    The number of vessels in these tables may reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth in these tables may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.
(2)    Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period.
(3)    Represents total estimated off-hire days during the period, including vessels that commenced work in a previous period.

Debt
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented.

	In thousands of U.S. Dollars	Outstanding Principal as of September 30, 2021	Outstanding Principal as of December 31, 2021	Outstanding Principal as of February 11, 2022
1	ING Credit Facility (1)	31,350	—	—
2	Credit Agricole Credit Facility	75,734	73,591	73,591
3	ABN AMRO / K-Sure Credit Facility (2)	38,938	—	—
4	Citibank / K-Sure Credit Facility	80,506	78,401	78,401
5	ABN AMRO / SEB Credit Facility (1)	73,634	—	—
6	Hamburg Commercial Credit Facility	37,847	37,024	37,024
7	Prudential Credit Facility	46,219	44,832	43,908
8	2019 DNB / GIEK Credit Facility	47,229	45,450	45,450
9	BNPP Sinosure Credit Facility	91,481	86,314	86,314
10	2020 $225.0 Million Credit Facility (3)	193,139	145,636	145,636
11	2021 $21.0 Million Credit Facility	19,830	19,245	19,245
12	2021 $43.6 Million Credit Facility (2)	—	43,550	43,550
13	Ocean Yield Lease Financing	130,148	127,263	126,281
14	BCFL Lease Financing (LR2s)	82,063	79,321	78,398
15	CSSC Lease Financing	139,486	135,843	134,629
16	BCFL Lease Financing (MRs)	72,659	68,888	67,584
17	2018 CMBFL Lease Financing	115,237	111,986	109,457
18	$116.0 Million Lease Financing	98,336	95,789	94,901
19	AVIC Lease Financing	109,737	106,405	106,405
20	China Huarong Lease Financing	107,625	103,416	103,416
21	$157.5 Million Lease Financing	113,193	109,657	109,657
22	COSCO Lease Financing	62,975	61,050	61,050
23	2020 CMBFL Lease Financing	42,142	41,332	41,332
24	2020 TSFL Lease Financing	44,759	43,928	43,928
25	2020 SPDBFL Lease Financing	91,629	90,006	90,006
26	2021 AVIC Lease Financing	93,699	91,886	91,886
27	2021 CMBFL Lease Financing	76,195	74,565	74,160
28	2021 TSFL Lease Financing	55,472	54,377	54,377
29	2021 CSSC Lease Financing	55,208	53,893	53,455
30	2021 $146.3 Million Lease Financing (1)	—	146,250	143,583
31	2021 Ocean Yield Lease Financing (3)	—	69,783	69,286
32	IFRS 16 - Leases - 3 MR	31,221	29,268	28,593
33	$670.0 Million Lease Financing	558,430	546,730	542,803
34	Unsecured Senior Notes Due 2025 (4)	68,271	70,209	70,565
35	Convertible Notes Due 2022	69,695	69,695	69,695
36	Convertible Notes Due 2025 (5)	205,394	208,133	209,357
	Gross debt outstanding	$3,159,481	$3,163,716	$3,147,923
	Cash and cash equivalents	192,420	230,415	225,838
	Net debt	$2,967,061	$2,933,301	$2,922,085

(1)    In November 2021, the Company closed on the sale and leaseback transactions for four LR2 product tankers (STI Connaught, STI Winnie, STI Lauren and STI Broadway) and two Handymax product tankers (STI Rotherhithe and STI Hammersmith) with an international financial institution (the "2021 $146.3 Million Lease Financing"). The borrowing amount under the agreement was $146.3 million in aggregate and part of the proceeds were used to repay the aggregate outstanding indebtedness of $105.0 million relating to these vessels under the ING Credit Facility and ABN AMRO / SEB Credit Facility.
Under this lease financing arrangement, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.30% per annum and are scheduled to be repaid in equal quarterly principal installments of approximately $0.7 million on three LR2 vessels, $0.6 million on one LR2 vessel and $0.4 million per Handymax vessel. In addition, the Company has purchase options beginning at the end of the second year of each agreement, and a purchase obligation for each vessel upon the expiration of each agreement. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company's existing lease financing arrangements.
(2)    In November 2021, the Company closed on a senior secured term loan facility for two LR1 product tankers (STI Precision and STI Prestige) with an international financial institution (the "2021 $43.6 Million Credit Facility"). The borrowing amount under the agreement was $43.6 million and part of the proceeds were used to repay the aggregate outstanding indebtedness of $38.9 million relating to these vessels under the ABN AMRO / K-Sure Credit Facility.
The credit facility is scheduled to mature five years from its drawdown date, bears interest at LIBOR plus an initial margin of 2.50% per annum, and is scheduled to be repaid in equal quarterly principal installments of approximately $1.1 million in aggregate for both vessels with a balloon payment at maturity. The margin for each vessel tranche may be adjusted on each anniversary of its drawdown date based upon the preceding calendar year's performance of that vessel's Annual Efficiency Ratio ("AER") as calculated pursuant to the Poseidon Principles, where the margin may be reduced to a minimum of 2.35% per annum or increased to a maximum of 2.55% per annum. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company's existing credit facilities.
Additionally, $0.5 million was released from restricted cash that was required to be held under the ABN AMRO / K-Sure Credit Facility as a result of this transaction.
(3)    In December 2021, the Company closed on the sale and leaseback transactions for two LR2 product tankers (STI Gallantry and STI Guard) with Ocean Yield ASA (the "2021 Ocean Yield Lease Financing"). The borrowing amount under the agreements was $70.2 million in aggregate, and part of the proceeds were used to repay the aggregate outstanding indebtedness of $42.3 million relating to these vessels under the 2020 $225.0 Million Credit Facility.
Under this lease financing arrangement, each vessel is subject to a ten-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin per annum and are scheduled to be repaid in equal monthly principal installments of approximately $0.2 million per vessel. In addition, the Company has purchase options to re-acquire each of the subject vessels on the fourth, fifth, and seventh anniversary dates from the effective date of each agreement, with a purchase obligation for each vessel upon the expiration of each agreement. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company's existing lease financing arrangements.
(4)    In January 2021, the Company entered into a note distribution agreement with B. Riley Securities, Inc., as sales agent, under which the Company may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of its Senior Notes due 2025 (the "Additional Notes"). The Additional Notes will have the same terms as (other than date of issuance), form a single series of debt securities with and have the same CUSIP number and are fungible with, the initial notes which were issued on May 29, 2020. Sales of the Additional Notes may be made over a period of time, and from time to time, through the sales agent, in transactions involving an offering of the Senior Notes due 2025 into the existing trading market at prevailing market prices. During the fourth quarter of 2021, the Company issued $1.9 million aggregate principal amount of Additional Notes for aggregate net proceeds (net of sales agent commissions and offering expenses and including premiums, discounts) of $1.9 million. Since the inception of this program and through the date of this press release, the Company issued $42.5 million aggregate principal amount of Additional Notes for aggregate net proceeds (net of sales agent commissions and offering expenses and including premiums, discounts) of $41.5 million.
(5)    The outstanding principal balance reflects the par value of the Convertible Notes Due 2025 of $200.0 million plus the accreted principal balance as of each date presented. The Convertible Notes Due 2025 are scheduled to accrete at an annualized rate of approximately 5.52% per annum, with the total balance due at maturity equal to 125.3% of par. The Convertible Notes Due 2025 also bear interest at a cash coupon rate of 3.0% per annum, which is calculated based upon the par value of the instrument.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of December 31, 2021, which includes principal amounts due under the Company's secured credit facilities, Convertible Notes due 2022, Convertible Notes due 2025, lease financing arrangements, Senior Notes due 2025, and lease liabilities under IFRS 16 (which also include actual scheduled payments made during the first quarter of 2022 through February 11, 2022):

	As of December 31, 2021 (1)
In millions of U.S. dollars	Total	Less: scheduled repayments on vessels to be sold (2)	Pro forma total - excluding scheduled repayments vessels to be sold	Maturities of unsecured debt	Vessel financings - 2022 and 2023 maturities, excluding vessels to be sold	Vessel financings - scheduled repayments, in addition to maturities in 2024 and thereafter, excluding vessels to be sold
Q1 2022 - principal payments made through February 11, 2022	$17.4	$0.2	$17.2	$—	$—	$17.2
Q1 2022	74.1	25.9	48.2	—	—	48.2
Q2 2022 (3)	204.1	62.8	141.3	69.7	—	71.6
Q3 2022	72.0	5.3	66.7	—	—	66.7
Q4 2022 (4)	110.0	21.2	88.8	—	17.5	71.3
Q1 2023	118.3	52.2	66.1	—	—	66.1
Q2 2023	74.9	3.1	71.8	—	—	71.8
Q3 2023	69.3	3.1	66.2	—	—	66.2
Q4 2023	74.0	3.1	70.9	—	—	70.9
2024 and thereafter	2,349.6	100.6	2,249.0	278.3	—	1,970.7
	$3,163.7	$277.5	$2,886.2	$348.0	$17.5	$2,520.7
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of December 31, 2021 and do not incorporate the impact of any of the Company’s new financing initiatives which have not closed as of that date.
(2)    The repayments of debt set forth in this column represent the previously scheduled repayments due on vessels that have been agreed to be sold during the first quarter of 2022. These credit facilities and lease financing arrangements are expected to be repaid in full prior to the closing of each vessel sale, which are expected to occur during the remainder of the first quarter of 2022 and the second quarter of 2022. The repayments include four LR1s under the Citi K-Sure Credit Facility, two LR1s under the 2020 $225 Million Credit Facility, four LR1s under the Credit Agricole Credit Facility, two LR1s under the 2021 $43.6 Million Credit Facility, one MR under the AVIC Lease Financing, and one MR under the $670.0 Million Lease Financing.
(3)    Repayments include the scheduled maturity of the outstanding face value of the Convertible Notes due 2022 of $69.7 million.
(4)    Repayments include the scheduled maturity of the outstanding debt related to one vessel under the 2021 $21.0 Million Credit Facility for $17.5 million.

Explanation of Variances on the Fourth Quarter of 2021 Financial Results Compared to the Fourth Quarter of 2020
For the three months ended December 31, 2021, the Company recorded a net loss of $46.0 million compared to a net loss of $76.3 million for the three months ended December 31, 2020. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended December 31, 2021 and 2020:

	For the three months ended December 31,
In thousands of U.S. dollars	2021	2020
Vessel revenue	$147,908	$138,236
Voyage expenses	(13)	(241)
TCE revenue	$147,895	$137,995

•TCE revenue for the three months ended December 31, 2021 increased by $9.9 million to $147.9 million, from $138.0 million for the three months ended December 31, 2020. Overall average TCE revenue per day increased to $12,615 per day during the three months ended December 31, 2021, from $11,608 per day during the three months ended December 31, 2020.
TCE revenue for the three months ended December 31, 2021 remained weak, but showed a slight overall improvement as compared to the three months ended December 31, 2020. This is a mixed reflection of both the positive progress made during 2021 to mitigate the impact of the COVID-19 pandemic (through the introduction of vaccines and the easing of travel restrictions and other restrictive measures) offset by the lingering negative impacts of the virus, which have arisen through the spread of more contagious and vaccine resistant variants and have hampered a full re-opening of the global economy, preventing demand for refined petroleum products from reaching pre-pandemic levels.
•Vessel operating costs for the three months ended December 31, 2021 decreased by $1.7 million to $85.1 million, from $86.8 million for the three months ended December 31, 2020 primarily as a result of a reduction in the average number of vessels operating in the fleet to 131 from 135. Vessel operating costs per day increased to $7,058 per day for the three months ended December 31, 2021 from $6,987 per day for the three months ended December 31, 2020. This increase was primarily attributable to repairs undertaken on some of the Company's Handymax vessels during the period.
•Depreciation expense - right of use assets for the three months ended December 31, 2021 decreased by $2.2 million to $10.3 million from $12.6 million for the three months ended December 31, 2020. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. Right of use asset depreciation expense was impacted by the expiration of the bareboat charter-in agreements on four Handymax vessels at the end of the first quarter of 2021. The Company had four LR2s and 18 MRs that were accounted for under IFRS 16 - Leases during the three months ended December 31, 2021.
•General and administrative expenses for the three months ended December 31, 2021, decreased by $1.5 million to $12.8 million, from $14.3 million for the three months ended December 31, 2020. This decrease was due to an overall reduction in costs during the three months ended December 31, 2021, including reductions in restricted stock amortization and compensation expenses.
•Financial expenses for the three months ended December 31, 2021 increased by $2.4 million to $38.3 million, from $35.9 million for the three months ended December 31, 2020. This increase was primarily attributable to the increase in the accretion of convertible notes, which increased to $4.1 million from $1.8 million for the three months ended December 31, 2021 and 2020, respectively. This increase was due to the issuance of the Convertible Notes due 2025 in March and June 2021.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2021	2020	2021	2020
Revenue
Vessel revenue	$147,908	$138,236	$540,786	$915,892

Operating expenses
Vessel operating costs	(85,059)	(86,775)	(334,840)	(333,748)
Voyage expenses	(13)	(241)	(3,455)	(7,959)
Depreciation - owned or sale leaseback vessels	(49,754)	(49,948)	(197,467)	(194,268)
Depreciation - right of use assets	(10,337)	(12,578)	(42,786)	(51,550)
Impairment of vessels	—	(14,207)	—	(14,207)
Impairment of goodwill	—	(2,639)	—	(2,639)
General and administrative expenses	(12,808)	(14,318)	(52,746)	(66,187)
Total operating expenses	(157,971)	(180,706)	(631,294)	(670,558)
Operating (loss) / income	(10,063)	(42,470)	(90,508)	245,334
Other (expense) and income, net
Financial expenses	(38,321)	(35,888)	(144,104)	(154,971)
Loss on Convertible Notes exchange	—	—	(5,504)	—
Gain on repurchase of Convertible Notes	—	—	—	1,013
Financial income	170	181	3,623	1,249
Other income and (expense), net	2,222	1,916	2,058	1,499
Total other expense, net	(35,929)	(33,791)	(143,927)	(151,210)
Net (loss) / income	$(45,992)	$(76,261)	$(234,435)	$94,124

(Loss) / Earnings per share

Basic	$(0.83)	$(1.41)	$(4.28)	$1.72
Diluted	$(0.83)	$(1.41)	$(4.28)	$1.67
Basic weighted average shares outstanding	55,329,821	54,265,313	54,718,709	54,665,898
Diluted weighted average shares outstanding (1)	55,329,821	54,265,313	54,718,709	56,392,311

(1)     The computation of diluted loss per share for the three months and year ended December 31, 2021 excludes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes due 2022 and Convertible Notes due 2025 because their effect would have been anti-dilutive. The computation of diluted loss per share for the three months ended December 31, 2020 excludes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes due 2022 because their effect would have been anti-dilutive. The computation of diluted earnings per share for the year ended December 31, 2020 includes the effect of potentially dilutive unvested shares of restricted stock but excludes the effect of the Convertible Notes due 2022 under the if-converted method because their effect would have been anti-dilutive.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$230,415	$187,511
Accounts receivable	38,069	33,017
Prepaid expenses and other current assets	7,954	12,430
Inventories	8,781	9,261
Total current assets	285,219	242,219
Non-current assets
Vessels and drydock	3,842,071	4,002,888
Right of use assets	764,025	807,179
Other assets	108,963	92,145
Goodwill	8,900	8,900
Restricted cash	4,791	5,293
Total non-current assets	4,728,750	4,916,405
Total assets	$5,013,969	$5,158,624
Current liabilities
Current portion of long-term debt	$235,278	$172,705
Lease liability - sale and leaseback vessels	178,062	131,736
Lease liability - IFRS 16	54,515	56,678
Accounts payable	35,080	12,863
Accrued expenses	24,906	32,193
Total current liabilities	527,841	406,175
Non-current liabilities
Long-term debt	666,409	971,172
Lease liability - sale and leaseback vessels	1,461,929	1,139,713
Lease liability - IFRS 16	520,862	575,796
Total non-current liabilities	2,649,200	2,686,681
Total liabilities	3,177,041	3,092,856
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	659	656
Additional paid-in capital	2,855,798	2,850,206
Treasury shares	(480,172)	(480,172)
Accumulated deficit	(539,357)	(304,922)
Total shareholders' equity	1,836,928	2,065,768
Total liabilities and shareholders' equity	$5,013,969	$5,158,624

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the year ended December 31, 2021
In thousands of U.S. dollars	2021	2020
Operating activities
Net (loss) / income	$(234,435)	$94,124
Depreciation - owned or finance leased vessels	197,467	194,268
Depreciation - right of use assets	42,786	51,550
Amortization of restricted stock	22,931	28,506
Impairment of vessels and goodwill	—	16,846
Amortization of deferred financing fees	7,570	6,657
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	3,604	2,025
Accretion of convertible notes	13,265	8,413
Gain on sale and leaseback amendment	(2,851)	—
Accretion of fair value measurement on debt assumed in business combinations	3,682	3,422
Loss / (gain) on Convertible Notes transactions	5,504	(1,013)
Share of income from dual fuel tanker joint venture	(560)	—
	58,963	404,798
Changes in assets and liabilities:
Decrease / (increase) in inventories	480	(615)
(Increase) / decrease in accounts receivable	(5,052)	19,957
Decrease in prepaid expenses and other current assets	4,476	1,424
(Increase) / decrease in other assets	(601)	856
Increase / (decrease) in accounts payable	20,716	(5,094)
Decrease in accrued expenses	(5,682)	(1,945)
	14,337	14,583
Net cash inflow from operating activities	73,300	419,381
Investing activities
Investment in dual fuel tanker joint venture	(6,701)	—
Distributions from dual fuel tanker joint venture	1,525	—
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, finance leased and bareboat-in vessels)	(47,102)	(174,477)
Net cash outflow from investing activities	(52,278)	(174,477)
Financing activities
Debt repayments	(650,927)	(800,072)
Issuance of debt	650,804	705,390
Debt issuance costs	(17,820)	(13,523)
Principal repayments on lease liability - IFRS 16	(56,729)	(77,913)
Repurchase / repayment of convertible notes	—	(46,737)
Issuance of convertible notes	119,419	—
Decrease in restricted cash	502	7,001
Gross proceeds from issuance of common stock	—	2,601
Equity issuance costs	(47)	(26)
Dividends paid	(23,320)	(23,302)
Repurchase of common stock	—	(13,115)
Net cash inflow / (outflow) from financing activities	21,882	(259,696)
Increase in cash and cash equivalents	42,904	(14,792)
Cash and cash equivalents at January 1,	187,511	202,303
Cash and cash equivalents at December 31,	$230,415	$187,511

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and year ended December 31, 2021 and 2020
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2021	2020	2021	2020
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$56,949	$45,190	$174,734	$538,003

Average Daily Results
TCE per revenue day(2)	$12,615	$11,608	$11,466	$19,655
Vessel operating costs per day (3)	$7,058	$6,987	$6,959	$6,734

LR2
TCE per revenue day (2)	$13,982	$15,995	$12,189	$26,786
Vessel operating costs per day (3)	$7,036	$7,396	$6,896	$7,007
Average number of vessels	42.0	42.0	42.0	42.0

LR1
TCE per revenue day (2)	$14,145	$11,739	$11,713	$21,579
Vessel operating costs per day (3)	$7,005	$7,178	$6,823	$6,921
Average number of vessels	12.0	12.0	12.0	12.0

MR
TCE per revenue day (2)	$11,597	$9,962	$11,396	$16,224
Vessel operating costs per day (3)	$6,981	$6,658	$7,005	$6,520
Average number of vessels	63.0	63.0	63.0	62.0

Handymax
TCE per revenue day (2)	$12,069	$7,769	$9,523	$14,835
Vessel operating costs per day (3)	$7,511	$7,055	$7,055	$6,710
Average number of vessels	14.0	18.0	14.8	19.5

Fleet data
Average number of vessels	131.0	135.0	131.8	135.4

Drydock
Drydock, scrubber, ballast water treatment system and other vessel related payments for owned, sale leaseback and bareboat chartered-in vessels (in thousands of U.S. dollars)	$6,094	$21,863	$47,102	$174,477

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, sale leasebacked, or chartered-in less the number of days the vessel is off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, sale leasebacked or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to owned, sale leasebacked, or bareboat chartered-in vessels, not time chartered-in vessels.

Fleet list as of February 11, 2022

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback and bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR	Not Yet Installed (5)
21	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
39	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
46	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
52	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
54	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
55	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
60	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes (5)
62	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
71	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
74	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
75	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Yes (5)
76	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed (5)
77	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed (5)
78	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed (5)
79	STI Executive	2016	74,000	—	SLR1P (3)	LR1	Yes (5)
80	STI Excellence	2016	74,000	—	SLR1P (3)	LR1	Yes (5)
81	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed (5)
82	STI Express	2016	74,000	—	SLR1P (3)	LR1	Yes (5)
83	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Yes (5)
84	STI Prestige	2016	74,000	—	SLR1P (3)	LR1	Yes (5)
85	STI Pride	2016	74,000	—	SLR1P (3)	LR1	Yes (5)
86	STI Providence	2016	74,000	—	SLR1P (3)	LR1	Yes (5)
87	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
88	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
89	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
90	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
91	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Yes
92	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
93	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
94	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Yes
95	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Yes
96	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
97	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Yes
98	STI Oxford	2015	109,999	—	SLR2P (4)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
99	STI Lauren	2015	109,999	—	SLR2P (4)	LR2	Yes
100	STI Connaught	2015	109,999	—	SLR2P (4)	LR2	Yes
101	STI Spiga	2015	109,999	—	SLR2P (4)	LR2	Yes
102	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2	Yes
103	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2	Yes
104	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2	Yes
105	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2	Yes
106	STI Lombard	2015	109,999	—	SLR2P (4)	LR2	Yes
107	STI Grace	2016	109,999	—	SLR2P (4)	LR2	Yes
108	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2	Yes
109	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2	Yes
110	STI Solace	2016	109,999	—	SLR2P (4)	LR2	Yes
111	STI Stability	2016	109,999	—	SLR2P (4)	LR2	Yes
112	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2	Yes
113	STI Supreme	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
114	STI Symphony	2016	109,999	—	SLR2P (4)	LR2	Yes
115	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2	Yes
116	STI Goal	2016	113,000	—	SLR2P (4)	LR2	Yes
117	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2	Yes
118	STI Guard	2016	113,000	—	SLR2P (4)	LR2	Yes
119	STI Guide	2016	113,000	—	SLR2P (4)	LR2	Yes
120	STI Selatar	2017	109,999	—	SLR2P (4)	LR2	Yes
121	STI Rambla	2017	109,999	—	SLR2P (4)	LR2	Yes
122	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2	Yes
123	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2	Yes
124	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2	Yes
125	STI Lobelia	2019	110,000	—	SLR2P (4)	LR2	Yes
126	STI Lotus	2019	110,000	—	SLR2P (4)	LR2	Yes
127	STI Lily	2019	110,000	—	SLR2P (4)	LR2	Yes
128	STI Lavender	2019	110,000	—	SLR2P (4)	LR2	Yes
129	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
130	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
131	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed

	Total owned, sale leaseback and bareboat chartered-in fleet DWT		9,223,160

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	Vessel held for sale in January 2022.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2020 and 2021 were as follows:

Date paid	Dividends per common share
March 2020	$0.10
June 2020	$0.10
September 2020	$0.10
December 2020	$0.10
March 2021	$0.10
June 2021	$0.10
September 2021	$0.10
December 2021	$0.10

On February 11, 2022, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about March 15, 2022 to all shareholders of record as of March 2, 2022 (the record date). As of February 11, 2022, there were 58,369,516 common shares of the Company outstanding.
$250 Million Securities Repurchase Program
In September 2020, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes due 2025 (NYSE: SBBA), which were originally issued in May 2020, Convertible Notes due 2022, which were issued in May and July 2018, and Convertible Notes due 2025, which were issued in March and June 2021. No securities have been repurchased under the new program since its inception through the date of this press release.
At the Market Equity Offering Program
In November 2019, the Company entered into an “at the market” offering program (the "ATM Equity Program") pursuant to which it may sell up to $100 million of its common shares, par value $0.01 per share. As part of the ATM Equity Program, the Company entered into an equity distribution agreement dated November 7, 2019 (the "Sales Agreement"), with BTIG, LLC, as sales agent (the "Equity ATM Agent"). In accordance with the terms of the Sales Agreement, the Company may offer and sell its common shares from time to time through the Equity ATM Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Equity ATM Agent and the Company.
We did not sell any common shares pursuant to the ATM Equity Program during the fourth quarter of 2021. There is $97.4 million of remaining availability under the ATM Equity Program as of February 11, 2022.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, finance leases or bareboat charters-in 131 product tankers (42 LR2 tankers, 12 LR1 tankers, 63 MR tankers and 14 Handymax tankers) with an average age of 6.1 years. The Company has recently agreed to sell its 12 LR1 tankers and two of its MR tankers. These sales are expected to close before the end of the second quarter of 2022. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Fourth Quarter of 2021 Financial Results Compared to the Fourth Quarter of 2020". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Loss to Adjusted Net Loss

	For the three months ended December 31, 2021
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(45,992)	$(0.83)	$(0.83)
Adjustments:
Write-off of deferred financing fees and unamortized discounts on credit facilities	2,278	0.04	0.04
Adjusted net loss	$(43,714)	$(0.79)	$(0.79)

	For the three months ended December 31, 2020
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(76,261)	$(1.41)		$(1.41)
Adjustment:
Loss on extinguishment of debt	2,788	0.05		0.05
Impairment of vessels	14,207	0.26		0.26
Impairment of goodwill	2,639	0.05		0.05
Adjusted net loss	$(56,627)	$(1.04)	(1)	$(1.04)	(1)

	For the year ended December 31, 2021
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(234,435)	$(4.28)		$(4.28)
Adjustments:
Loss on Convertible Notes exchange	5,504	0.10		0.10
Write-off of deferred financing fees and unamortized discounts on credit facilities	3,604	0.07		0.07
Gain on sale and leaseback amendment	(2,851)	(0.05)		(0.05)
Adjusted net loss	$(228,178)	$(4.17)	(1)	$(4.17)	(1)

	For the year ended December 31, 2020
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$94,124	$1.72		$1.67
Adjustments:
Loss on extinguishment of debt	4,056	0.07		0.07
Gain on repurchase of Convertible Notes	(1,013)	(0.02)		(0.02)
Impairment of vessels	14,207	0.26		0.25
Impairment of goodwill	2,639	0.05		0.05
Adjusted net income	$114,013	$2.09	(1)	$2.02

(1) Summation difference due to rounding.

Reconciliation of Net (Loss) / Income to Adjusted EBITDA

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2021	2020	2021	2020
Net (loss) / income	$(45,992)	$(76,261)	$(234,435)	$94,124
Financial expenses	38,321	35,888	144,104	154,971
Financial income	(170)	(181)	(3,623)	(1,249)
Depreciation - owned or finance leased vessels	49,754	49,948	197,467	194,268
Depreciation - right of use assets	10,337	12,578	42,786	51,550
Impairment of vessels	—	14,207	—	14,207
Impairment of goodwill	—	2,639	—	2,639
Amortization of restricted stock	4,699	6,372	22,931	28,506
Loss on Convertible Notes exchange	—	—	5,504	—
Gain on repurchase of Convertible Notes	—	—	—	(1,013)
Adjusted EBITDA	$56,949	$45,190	$174,734	$538,003

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616